Mail Stop 4561

February 5, 2009

By U.S. Mail and facsimile to (516) 327-7860

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042

> **Re: Astoria Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal 2008**
> **File No. 001-11967**

Dear Mr. Redman:

        We have reviewed your response, filed on November 25, 2008, to our comment letter dated November 3, 2008 and have the following additional comments.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 41

1.   Please refer to your response to comment 6 of our November 3, 2008 letter. Considering the significant risks associated with interest-only loans and loans not underwritten at fully indexed interest rates, we continue to believe that any discussion in this section of the absence of sub-prime loans in your portfolio should be balanced with a discussion of your exposure to interest-only and loans not underwritten at the fully indexed interest rates. Please revise accordingly and provide us drafts of your intended revisions to future filings.

Results of Operations

Provision for Loan Losses, page 57

2.   Please refer to your response to comment 9 of our November 3, 2008 letter. Your response seems to reiterate your disclosed policy for determining the allowance for loan losses without addressing how management considered the trends depicted by your asset quality ratios. Your response also states that asset quality ratios are not indicative of a deficiency in the allowance for loan losses since the calculation of the allowance considers the overall composition of the portfolio and levels of delinquencies. While we understand that asset quality ratios in isolation are not a determinative basis for computing your allowance for loan losses, we

continue believe that asset quality ratios provide important trend information regarding your loan portfolio and the allowance for loan losses. We also note the continued deterioration of these ratios in the third quarter of 2008. We re-issue prior comment 9 and request that you provide disclosure that specifically addresses how you considered the trends depicted by your asset quality in determining the adequacy of your allowance for loan losses. Alternatively, please provide an expanded discussion of why you do not think these ratios are meaningful and to state, if true, that they were not considered in determining or analyzing the adequacy of the allowance for loan losses.

Asset Quality, page 67

3. Please refer to your response to comment 10 of our November 3, 2008 letter. Based on inter-agency guidance, FICO scores are one indicator of a sub-prime loan. Please quantify for us the amount of loans outstanding as of each balance sheet date that had a FICO score of 660 or below and reconsider the usefulness of such information to a reader of your financial statements. After providing us with the quantified data in your response, to the extent you continue to believe such amounts are immaterial for quantified disclosures, please revise your future filings to provide disclosure to that effect.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief